

August 27, 2012

<u>Via E-mail</u>
Philip B. Donenberg
Chief Financial Officer
Biosante Pharmaceuticals, Inc.
111 Barclay Boulevard
Lincolnshire, Illinois 60069

> **Re: Biosante Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 13, 2012**
> **File No. 001-31812**

Dear Mr. Donenberg:

We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed March 13, 2012

<u>Description of Our Female Sexual Health, Menopause, Contraception…, page 3</u>

1. We note that you license the technology underlying LibiGel and Elestrin from Antares Pharma, Inc. (Antares). Given that Elestrin is currently your sole commercialized product and LibiGel is your most advanced product in development, it appears that this license is material to your business. Please revise your disclosure to include the material terms of the license agreement, including:

    - Parties' rights and obligations;
    - Duration of agreement;
    - Termination provisions;
    - Aggregate amounts paid to date under the agreement;
    - Aggregate potential milestone payments to be paid;
    - Royalty rates;
    - Up-front/execution payments; and

- Nature and scope of the intellectual property transferred.

Male Testosterone Gel, page 6

2. We note that your male testosterone gel has recently received FDA approval and is subject to a development and license agreement with Teva Pharmaceutical which has agreed to develop and market the product in the U.S. Please revise your disclosure to include the material terms of the development and license agreement, including:

- Duration of agreement;
- Termination provisions;
- Aggregate amounts received to date under the agreement;
- Aggregate potential milestones payments to be received;
- Royalty rates; and
- Nature and scope of the intellectual property transferred.

Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director